IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Annual and Special Meeting of Shareholders

and

Information Circular

April 27, 2004

April 27, 2004

Invitation to Shareholders

On behalf of the entire Board of Directors of Cardiome Pharma Corp., I would like to extend my personal invitation for you to join us at our Annual and Special Meeting of shareholders. The meeting will be held at the Plaza C Ballroom, Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, B.C., Canada on Tuesday, May 25, 2004 at 2:00 p.m. (Vancouver time).

At the meeting, we will be voting on a number of matters and I hope you will take the time to consider the information dealing with these matters as set out in the accompanying Information Circular. I encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the accompanying Information Circular. If you are a “non-registered” shareholder, you should follow the instructions that you receive from the institution that holds your shares to ensure that your shares get voted at the meeting in accordance with your wishes.

The meeting will provide you with a forum to learn more about our 2003 performance and hear first-hand our strategy for the future. It will also provide you with an excellent opportunity to meet the Company’s directors and senior management and ask them your questions.

I hope that you will attend the Annual and Special Meeting and I look forward to seeing you there.

Sincerely,

Robert W. Rieder

President and Chief Executive Officer
Cardiome Pharma Corp.

CARDIOME PHARMA CORP.		CARDIOME INC.
VANCOUVER	Tel: 604 677 6905	MIAMI	Tel: 305 913 7167
6190 Agronomy Rd.,	Fax: 604 677 6915	Marcus Centre	Fax: 305 913 4101
6th Floor,	Toll Free: 1 800 330 9928	215–9990 S.W.77th Ave.,	Toll Free: 1 800 330 9928
Vancouver BC	Web: www.cardiome.com	Miami, FL 33131 USA	Web: www.cardiome.com
Canada V6T 1Z3

i

CARDIOME PHARMA CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

               NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the shareholders of CARDIOME PHARMA CORP. (the “Company”) will be held at Plaza C Ballroom, Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, BC, Canada, on Tuesday, May 25, 2004 at 2:00 p.m. (Vancouver time), for the following purposes:

(1)	to receive the financial statements of the Company for the thirteen month period ended December 31, 2003 and the report of the Auditors thereon;

(2)	to elect the directors of the Company to hold office until their successors are elected at the next annual meeting of the Company;

(3)	to re-appoint the Auditors of the Company to hold office until the next annual meeting of the Company and to authorize the directors to fix the remuneration to be paid to the Auditors;

(4)
to consider and, if deemed advisable, to pass with or without amendment, a resolution confirming the adoption of Amendment No. 1 to By-law No. 1 of the Company, the full text of which resolution is set out in Schedule A in the accompanying Information Circular;

(5)
to consider and, if thought fit, pass with or without amendment, an ordinary resolution to ratify, confirm and approve certain amendments to the Company’s 2001 Incentive Stock Option Plan, the full text of which resolution is set out in Schedule B to the accompanying Information Circular;

(6)
to consider and, if deemed advisable, to pass with or without amendment, a resolution approving the issuance by the Company in one or more private placements during any particular six-month period within the 12-month period commencing May 25, 2004 of such number of securities that would result in the Company issuing or making issuable a number of Common Shares aggregating greater than 25% and up to 50% of the Company’s issued and outstanding shares (on a non-diluted basis) as of the date of the accompanying Information Circular, subject to regulatory approval, the full text of which resolution is set out in Schedule C in the accompanying Information Circular; and

(7)	to transact such other business as may properly be brought before the Meeting.

               Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

               The directors of the Company have fixed the close of business on April 22, 2004 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

               Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

               All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

               DATED at Vancouver, British Columbia, as of this 27th of April, 2004.

By Order of the Board of Directors

(/s/ Bob Rieder )

Robert W. Rieder
President and Chief Executive Officer

ii

CARDIOME PHARMA CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

               Unless otherwise provided, the information herein is given as of April 19, 2004.

PART I - VOTING

Solicitation of Proxies

               This Information Circular is being furnished to the shareholders of the Company in connection with the solicitation of proxies for use at the Annual and Special Meeting of the Company to be held at Plaza C Ballroom, Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, BC, Canada, on Tuesday, May 25, 2004 at 2:00 p.m. (the “Meeting”) by management of the Company. The solicitation will be primarily by mail, however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Company. The Company may also pay brokers or other persons holding common shares of the Company (the “Common Shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Company.

Appointment and Revocation of Proxies

               The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.

               A shareholder has the right to appoint a person to attend and act as proxyholder on the shareholder's behalf at the Meeting other than the persons named in the enclosed form of proxy. If a shareholder does not wish to appoint either person so named, the shareholder should check the second box on the proxy and insert in the blank space provided the name and address of the person whom the shareholder wishes to appoint as proxyholder. That person need not be a shareholder of the Company.

               A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under “Deposit of Proxy” below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under “Validity of Proxy” below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

Voting of Shares Represented by Proxy

               A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).

               If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

               If no choice is specified by a shareholder in a proxy in the form of the enclosed form of proxy and one of the persons named in the enclosed form of proxy is appointed as proxyholder, the shares represented by the proxy will be voted “FOR” each of the other matters identified therein.

Amendments or Variations and Other Matters

               Management of the Company is not now aware of any amendments to or variations of any of the matters identified in the enclosed Notice of the Meeting nor of any other matter which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice of Meeting and on any other matter which may properly be brought before the Meeting in respect of which such proxy has been granted.

Validity of Proxy

               A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized in writing. In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder. If a proxy is executed by an attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the proxy.

               A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

Deposit of Proxy

               In order to be valid and effective, an instrument appointing a proxy holder must be deposited with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Non-Registered Shareholders

               Non-registered shareholders whose shares may be registered in the name of a third party, such as a broker or trust company, may exercise voting rights attached to shares beneficially owned by them. Applicable securities laws require intermediaries to seek voting instructions from non-registered shareholders. Accordingly, unless a non-registered shareholder has previously instructed their intermediaries that they do not wish to receive materials relating to shareholders' meetings, non-registered shareholders should receive or have already received from their intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow voting by telephone, on the Internet, by mail or by fax. Non-registered shareholders have the right to attend and vote the shares owned by them directly at the Meeting. In these circumstances the non-registered holder should follow the procedure in the directions and instructions provided by or on behalf of the intermediary and insert their name in the space provided on the request for voting Instructions or proxy form or request a form of proxy which will grant the non-registered holder the right to attend the meeting and vote in person. Non-registered shareholders should carefully follow the directions and instructions of their intermediary, including those regarding when and where the completed request for voting instructions or form of proxy is to be delivered.

               Only registered shareholders have the right to revoke a proxy, Non-registered shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change the vote and if necessary revoke their proxy.

PART II - PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Receive the Financial Statements

               The consolidated financial statements of the Company for the thirteen month period ended December 31, 2003 are in the Annual Report, which has been mailed to shareholders with the Notice of Annual and Special Meeting of Shareholders and this Information Circular.

Election of Directors

               Under the Articles of Continuation of the Company, the number of directors of the Company is set at a minimum of three (3) and a maximum of twenty (20) and the directors are authorized to determine the actual number of directors to be elected from time to time. The Company currently has eight (8) directors. Each director of the Company is elected annually and holds office until the next Annual Meeting of the Company unless he sooner ceases to hold office. The directors of the Company have determined that the number of directors to be elected at the Meeting shall be six (6). The Company intends to nominate each of the persons listed below for election as a director of the Company. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.

Messrs. Arthur (Tim) Garson and Kim Sun Oh, who are currently directors of the Company, have decided not to stand for re-election.

Number of
Common Shares
Beneficially Owned,
Name and	Position with	Principal Occupation	Previous Service	Controlled or
Municipality of Residence(1)	the Company	or Employment(1)	as a Director	Directed(1)(2)
Mark C. Rogers, M.D., M.B.A.(3)(4)	Chairman of the Board	Retired	Director since	454,091(5)
Fisher Island, Florida	and a Director		March 8, 2002

Robert W. Rieder, M.B.A.	President, Chief	President, Chief	Director since	193,200(6)
Vancouver, B.C.	Executive Officer and	Executive Officer and	April 21, 1997
	a Director	a Director

Alan M. Ezrin, Ph.D.	Chief Scientific Officer	Chief Scientific Officer	Director since	27,075(7)
Miami, Florida	and a Director	and a Director	January 15, 2001

Fred H. Mermelstein, Ph.D.(3)(4)(8)	Director	President and Chief	Director since	982,356(9)
Upper Montclair, New Jersey		Executive Officer,	March 8, 2002
Innovative Drug
Delivery Systems, Inc.

Kenneth Galbraith (8)(10)	Director	President, Gigha	Director since	10,000(11)
Vancouver, B.C.		Consulting Ltd.	May 12, 2003

Ralph Snyderman, M.D.(3)(4)	Director	Chancellor for Health	Director since	Nil(12)
Chapel Hill, North Carolina		Affairs, Duke University	March 11, 2002
Medical Center and
President and Chief
Executive Officer, Duke
University Health System

_______________________
NOTES:

(1)	This information has been provided by the respective nominee as of April 19, 2004.

(2)	The number of Common Shares held includes Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.

(3)	The Company has a Nomination Committee and Drs. Rogers, Mermelstein and Snyderman are members of such Committee.

(4)	The Company has a Compensation Committee and Drs. Rogers, Mermelstein and Snyderman are members of such Committee.

(5)
These shares are held by Dr. Elizabeth Rogers, spouse of Dr. Mark Rogers, who currently serves as the Corporate Secretary of the Company. Dr. Rogers also has options to purchase 137,500 Common Shares which are exercisable at various prices ranging from $3.00 to $3.32 per share, with a weighted average exercise price of $3.03. These options expire on various dates between May 16, 2007 and May 11, 2008.

(6)
Mr. Rieder also has options to purchase 878,500 Common Shares which are exercisable at various prices ranging from $3.00 to $7.24 per share, with a weighted average exercise price of $4.06. These options expire on various dates between March 29, 2005 and May 16, 2009.

(7)
Mr. Ezrin also has options to purchase 802,500 Common Shares which are exercisable at various prices ranging from $2.92 to $3.68 per share, with a weighted average exercise price of $3.23. These options expire on various dates between August 21, 2006 and May 16, 2009.

(8)
The Company has a Audit Committee and Messrs. Mermelstein, Galbraith and Oh are members of such Committee. Subject to Dr. Snyderman being elected as a Director of the Company on May 25, 2004, he will be appointed as a member of the Audit Committee to replace Mr. Oh.

(9)
51,271 of such shares are held by Dr. Mermelstein in trust for his daughter. Dr. Mermelstein also has options to purchase 62,500 Common Shares which are exercisable at various prices ranging from $3.00 to $3.32 per share, with a weighted average exercise price of $3.06. These options expire on various dates between May 16, 2007 and May 11, 2008.

(10)
The Company has a Corporate Governance Committee and Messrs. Galbraith, Garson and Oh are members of such Committee. Subject to Drs. Rogers and Snyderman being elected as Directors of the Company on May 25, 2004, they will be appointed as members of the Corporate Governance Committee to replace Messrs. Garson and Oh.

(11)
These shares are held by Mr. Galbraith in trust for his children. Mr. Galbraith also has options to purchase 50,000 Common Shares which are exercisable at a price of $3.32 per share. These options are exercisable until May 11, 2008.

(12)
Dr. Snyderman has options to purchase 87,500 Common Shares which are exercisable at various prices from $3.00 to $3.32 per share, with a weighted average exercise price of $3.06. These options expire on various dates between May 16, 2007 and May 11, 2008.

               The Company is not aware that any of the above nominees will be unable or unwilling to serve; however, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Company in its discretion may select.

Re-Appointment and Remuneration of Auditors

               The Company proposes that Ernst & Young LLP, Chartered Accountants of Vancouver, British Columbia, be re-appointed as Auditors of the Company for the year ended December 31, 2004 and that the Audit Committee be authorized to fix their remuneration. Ernst & Young LLP has been the Auditors of the Company and its predecessors since 1997. The Audit Committee is satisfied that Ernst & Young LLP meets the relevant independence requirements and is free from conflicts of interest that could impair their objectivity in conducting the Company’s audit. The resolution re-appointing auditors must be passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.

Principal Accountant Fees and Services

               The following table provides information about the fees billed to us for professional services rendered by Ernst & Young LLP, our principal accountant, during fiscal 2003 and 2002:

	2003	2002
Audit fees	$273,300	$233,036
Audit-related fees	—	—
Tax fees	4,379	16,350
All other fees	—	—
Total fees	$277,679	$249,386

Audit Fees

               Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

               Audit-related fees are fees for assurance and related services related to the performance of the audit or review of the annual financial statements that are not reported under "Audit Fees." These include M&A due diligence for business acquisitions, audit and accounting consultations regarding business acquisitions, and other attest services not required by statute.

Tax Fees

               Tax fees included tax compliance, tax planning, tax advice and various taxation matters.

All Other Fees

               There were no other services provided by our principal accountant, other than audit, audit-related and tax services.

Pre-Approval Policies

               Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Company's auditor for the thirteen-month period ended December 31, 2003 were pre-approved by the audit committee of the Company. It is the Company's policy that all audit and non-audit services performed by the Company's auditor will continue to be pre-approved by the audit committee of the Company.

Confirmation of Amendment No. 1 to By-Law No. 1

               At the Meeting, Shareholders will be asked to consider and approve, with or without variation, a resolution confirming the adoption of Amendment No. 1 to By-Law No. 1 of the Company.

               The Board of Directors believes that it is good corporate governance and in the best interest of the Company to amend its quorum requirements to increase the number of issued shares entitled to be voted at a meeting which must be present in person or by proxy at a meeting or adjourned meeting. By resolution passed effective April 19, 2004, the Board of Directors passed a resolution approving such an amendment to By-Law No. 1 (“Amendment No. 1”).

               Prior to adoption of Amendment No. 1 by the Board of Directors, By-law No. 1 provided that a quorum for meetings of shareholders shall be two shareholders, or two proxy holders representing shareholders, or any combination thereof, holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. In addition, By-law No. 1 provided that in the case of a meeting not convened upon the requisition by shareholders, if at an adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a shareholder or shareholders entitled to attend and vote at the meeting shall be a quorum.

               Amendment No. 1 amends By-law No. 1 to provide that a quorum for the transaction of business at any meeting of shareholders of the Company shall be shareholders present in person or represented by proxy, holding not less than 20% of the shares of the Company entitled to be voted at such meeting. In the case of any meeting not convened upon requisition by shareholders, if a quorum is not present within thirty minutes after the time appointed for a meeting, then the meeting shall be adjourned to such date being not less than seven days later. At such adjourned meeting the holders of shares carrying voting rights of not less than 10% of the shares of the Company who are present in person or represented by proxy shall constitute a quorum thereat and may transact the business for which the meeting was originally called notwithstanding that such quorum is not present throughout the meeting.

               Pursuant to Section 103(2) of the Canada Business Corporations Act, the directors must submit the adoption of Amendment No. 1 to By-Law No. 1 to the Meeting for confirmation by shareholders. Amendment No. 1 to By-law No. 1 will cease to be in force if it is not confirmed by the shareholders at the Meeting.

               The resolution confirming the adoption of Amendment No. 1 to By-Law No. 1 of the Company must be confirmed by a majority of the votes cast at the Meeting in respect of that resolution. The Board of Directors recommends approval of the resolution. The full text of the resolution, including the text of the revised provisions of By-Law No. 1, is set out in Schedule A to this Information Circular.

Amendment of 2001 Incentive Stock Option Plan

               The Company has a stock option plan which was approved by shareholders of the Company on May 28, 2001 and which was subsequently amended on May 27, 2002 (which plan, as amended is herein referred to as the “2001 Incentive Stock Option Plan”) under which the Board of Directors is authorized, at its discretion, to grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Company or its subsidiaries for the purpose of advancing the interests of the Company by providing eligible persons with additional incentive, encouraging stock ownership and increasing the proprietary interest of eligible persons in the success of the Company, encouraging eligible persons to remain with the Company or its subsidiaries and attracting new eligible persons. The Board believes that the 2001 Incentive Stock Option Plan is useful in helping the Company to attract and retain key people.

               Information regarding the 2001 Incentive Stock Option Plan is set out under “Executive Compensation – 2001 Incentive Stock Option Plan”.

               Effective April 19, 2004, the Board of Directors passed a resolution approving an amendment to the 2001 Incentive Stock Option Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan and (ii) to change the period during which optionees may exercise options after ceasing to be an eligible person (which amendment is herein referred to as the “ISOP Amendment”). The ISOP Amendment is subject to the approval of applicable regulatory authorities, including the Toronto Stock Exchange (the “Exchange”).

               The 2001 Incentive Stock Option Plan, prior to the ISOP Amendments, specifies that the maximum number of Common Shares which may be reserved for issuance under the 2001 Incentive Stock Option Plan is 5,500,000 Common Shares. Since the 2001 Incentive Stock Option Plan has been established, options to purchase 4,354,875 Common Shares have been granted in addition to 1,079,063 options carried forward from the previous plan, of which 336,026 have been exercised and 624,328 forfeited as at April 19, 2004. As a result, as at April 19, 2004 options to purchase an aggregate of 4,473,584 Common Shares, representing approximately 11.0% of the issued and outstanding Common Shares on a non-diluted basis and 10.1% on a fully diluted basis, remain outstanding and unexercised under the 2001 Incentive Stock Option Plan. 690,390 Common Shares are available for future grants as at April 19, 2004 without giving effect to the ISOP Amendment.

               Pursuant to the ISOP Amendment it is proposed to increase the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan from 5,500,000 Common Shares to 6,000,000 Common Shares (representing approximately 15.2% of the currently issued and outstanding Common Shares on a non-diluted basis and 13.6% on a fully diluted basis), including the 4,473,584 Common Shares reserved for issuance pursuant to options outstanding and unexercised as at April 19, 2004. As a result, 1,526,416 Common Shares are available for future grants as at April 19, 2004 after giving effect to the ISOP Amendment.

               As the Company grows, it needs to continue to attract and retain high-calibre directors, executives and employees, contractors and consultants. The Board of Directors considers that stock options are a competitive element in the Company’s compensation structure. The Board of Directors believes that the increased maximum number is desirable in order to permit the Company to continue to accomplish the purposes of the 2001 Incentive Stock Option Plan and to provide for future grants of options.

               The 2001 Incentive Stock Options Plan, prior to the ISOP Amendment, specifies that if a “Participant” ceases to be an “Eligible Person” for any reasons other than death, each option held by the Participant will cease to be exercisable 30 days after the date (the “Termination Date”) on which a Participant ceases to be an Eligible Person. Pursuant to the ISOP Amendment it is proposed to amend the 2001 Incentive Stock Option Plan to provide that, in these circumstances, options may be exercised for 30 days after the Termination Date, but excluding in the calculation of such 30 days, any day on which the Participant is restricted from trading pursuant to the Company’s policies prohibiting trading during “trading blackout” periods. Trading blackouts are periods of time during which designated employees and others cannot trade the Company’s securities. The intention of this amendment is to permit Participants that are subject to trading blackouts a total of 30 days, excluding any periods within any trading blackout, to exercise options following the Termination Date.

               The ISOP Amendment is reflected in an Amended and Restated 2001 Incentive Stock Option Plan (the “Amended Stock Option Plan”). A copy of the Amended Stock Option Plan will be tabled at the Meeting, and will be provided to any shareholder upon request to the Assistant Corporate Secretary of the Company by telephone: (604) 677-6905, by fax: (604) 677-6915, by mail: 6190 Agronomy Road, 6th Floor, Vancouver, B.C., Canada, V6T 1Z3, or by email: cyip@cardiome.com, up to and including the day of the Meeting.

               Under the rules and requirements of the Exchange, the ISOP Amendment must be approved by the shareholders of the Company. Consequently, at the Meeting the shareholders will be asked to consider and, if thought fit, pass an ordinary resolution ratifying, confirming and approving the ISOP Amendment. The text of the proposed resolution is set out in Schedule B. This resolution must be passed by a simple majority of the votes cast by the shareholders entitled to vote in person or by proxy at the Meeting. The Board of Directors recommends approval of the resolution.

Future Financings - The Toronto Stock Exchange

               The policies of the TSX provide that the aggregate number of shares of a listed company which are issued or made subject to issuance by way of one or more private placements during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such private placements (the “25% Rule”) without shareholder approval. The application of the 25% Rule may restrict the Company's ability to raise funds by the private placement of its securities.

               Under current TSX policies and practices, the TSX will accept advance approval by security holders of an issuer in anticipation of private placements that may exceed the 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given. The TSX has published for comment proposed amendments to the TSX Company Manual which will, among other things, no longer accept blanket approval for unspecified future private placements in excess of 25% of an issuer’s capital and require specific approval. These proposed amendments have not yet been implemented and since they are subject to comment they may not be implemented in their current form. By giving the advance approval, shareholders would only be satisfying the shareholder approval requirement of the TSX. Each private placement would still remain subject to TSX approval.

               Any private placement proposed by the Company will be subject to the following additional restrictions:

               (a)  the private placement must be substantially with parties at arms-length to the Company;

               (b)  the private placement cannot materially affect control of the Company;

               (c)  the private placement must be completed within a 12-month period following the date the advance shareholder approval is given; and

               (d)  the private placement must comply with the private placement pricing rules of the TSX, which currently require that the price per security must not be lower than the closing market price of the security on the TSX on the trading day prior to the date notice of the private placement is given to the TSX less the applicable discount. Maximum permissible discounts are as follows:

Maximum
Market Price	Discount Therefrom
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

               The TSX retains the discretion to decide whether a particular placement is “substantially” at arms length or will materially affect control, in which case specific shareholder approval may be required.

               The Company currently has 39,551,197 Common Shares issued and outstanding and the Company proposes that the maximum number of Common Shares which either would be issued or made subject to issuance under one or more private placements, during any particular six-month period within the 12-month period commencing on May 25, 2004, would not exceed 19,775,598 Common Shares in the aggregate, or 50% of the issued and outstanding Common Shares of the Company as of April 19, 2004.

               The directors of the Company believe that the passing of the ordinary resolution is in the best interests of the Company and recommend that shareholders vote in favour of the resolution. The shareholders of the Company approved a substantially similar resolution at the annual and special meeting of the Company held on May 12, 2003. In the event that the resolution is not passed, the TSX may not approve any private placements which result in the issuance or possible issuance of a number of securities which exceeds the 25% Rule, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds.

               In anticipation that the Company may need to enter into one or more private placements during any particular six-month period within the next 12 months that will exceed the 25% Rule, the Board of Directors recommends approval of the resolution, which requires an affirmative vote of a majority of the votes cast at the Meeting. The full text of the resolution is set out in Schedule C to this Information Circular.

Interest of Certain Persons in Matters to be Acted Upon

               None of the directors or senior officers of the Company, none of the persons who have been directors or senior officers of the Company since January 1, 2003 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the interest of the directors and senior officers in relation to the proposed amendment to the 2001 Incentive Stock Option Plan. The directors and senior officers of the Company are eligible to be granted options under the 2001 Incentive Stock Option Plan and as a result might be considered to have an interest in the ISOP Amendment.

Interest of Insiders in Material Transactions

               Other than as set out herein, no insider or any associate or affiliate of any insider, has had or has any material interest, direct or indirect, in any transaction since January 1, 2003 or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

PART III - CORPORATE GOVERNANCE

Board of Directors

               The Company’s Board of Directors has adopted a set of Corporate Governance Principles and Board Mandate to provide for a system of principled goal-setting, effective decision-making and ethical actions. The Board has responsibility for supervising the management of the Company and oversees and provides policy guidance on the business and affairs of the Company. In particular, the Board monitors overall corporate performance, oversees succession planning for executive officers including the appointment and performance of the Chief Executive Officer, establishes a strategic planning process, evaluates the integrity of the Company’s internal control and management systems, identifies and oversees the implementation of systems to manage the principal risks of the Company’s business and oversees the implementation of a communication policy for the Company. The Board approves the Company’s significant business decisions and major transactions such as acquisitions, divestitures, financings and significant capital expenditures. The Board evaluates annually its own performance, as well as the performance of its committees and directors. The Board met formally on four occasions in 2003. The overall Board member attendance rate at these meetings was 85%.

Board Committees

               From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The Board has established four committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nomination Committee. The Board has not appointed an Executive Committee. No member of a standing Committee of the Board was, during 2003, or is currently, an officer or employee of the Company or any of its subsidiaries.

               Audit Committee

               Members: Kim Sun Oh (Chair), Fred H. Mermelstein and Kenneth H. Galbraith

               The Company is required to have an Audit Committee. The Audit Committee reviews the quarterly and annual financial statements before they are presented to the Board, and approves the quarterly statements on behalf of the Board. The Committee meets with the Company's independent auditors without the presence of management on a quarterly basis to discuss the financial statements and with the presence of management at least annually to review the results of the annual audit and discuss the financial statements, other published financial information that requires the approval of the Board and any changes in accounting practices. The Committee recommends to the Board the independent auditors to be retained and the fees to be paid, and receives and considers the auditors' comments (out of the presence of management) as to the adequacy and effectiveness of internal controls over the accounting and financial reporting systems within the Company.

               The Committee also reviews policies and practices concerning regular examinations of officers' expenses and perquisites, including the use of Company assets.

               On or after May 25, 2004, the Board intends to appoint Mr. Galbraith as the Chair of the Audit Committee and Dr. Snyderman as a member to replace Mr. Oh.

               Compensation Committee

               Members: Mark C. Rogers (Chair), Ralph Snyderman and Fred H. Mermelstein

               The Compensation Committee is responsible for determining the compensation of executive officers of the Company. The Committee meets at least once a year. The Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officers' suggestions regarding the salaries and incentive compensation for senior officers of the Company. The Committee also reviews significant changes to compensation, benefits and human resources policies and compliance with current human resource management practices, such as pay equity, performance review and staff development. The Committee is responsible for reviewing and recommending changes to the compensation of directors as necessary. The Committee is authorized to grant options to purchase up to 15,000 Common Shares to an employee, consultant or insider of the Company without further approval of the Board, provided such grant is made under the Company’s stock option plan.

               Corporate Governance Committee

               Members: Kenneth H. Galbraith (Chair), Kim Sun Oh, and Arthur (Tim) Garson

               The Corporate Governance Committee meets at least once a year. The Committee has developed a policy to govern the Company's approach to corporate governance issues and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, e.g., the performance of management. The Committee ensures there is a clear definition and separation of the responsibilities of the Board, the Committees of the Board, the Chief Executive Officer and other management employees. It also ensures there is a process in place for orientation and education of new directors and for continuing education of the Board. The Committee also assesses the effectiveness of the Board and its committees on an ongoing ad hoc basis. It also reviews at least annually the Company's responsiveness to environmental impact, health and safety and other regulatory standards.

               On or after May 25, 2004, the Board intends to appoint Drs. Rogers and Snyderman as members of the Corporate Governance Committee to replace Messrs. Garson and Oh.

               Nomination Committee

               Members: Mark C. Rogers (Chair), Ralph Snyderman and Fred H. Mermelstein

               The Nomination Committee meets at least once a year. The Committee identifies and recommends candidates for election to the Board and for appointment as Chief Executive Officer. The Committee also assists the Chief Executive Officer of the Company in selecting its senior management. The Committee assesses the effectiveness of the Chairman and all other individual directors on an annual basis.

Statement of Corporate Governance Practices

               Corporate governance is an important public policy issue. Corporate governance means having in place processes and structures which provide proper direction and management of the business and affairs of a company and good corporate governance is critical to a company’s effective, efficient and prudent operation. Recently, there have been many regulatory and legal initiatives aimed at improving corporate governance, increasing corporate accountability and enhancing transparency of public company disclosure notably, the changes introduced in the United States under the Saubanes-Oxley Act. The Company’s management and Board of Directors actively monitor and, where appropriate, respond to these initiatives. We comply with regulatory requirements that we are subject to in Canada and the United States.

               The TSX requires listed companies to disclose their corporate governance practices with reference to a set of guidelines for effective corporate governance recommended in the final report of the TSX committee on Corporate Governance in Canada (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The table below sets out the principal components of the Guidelines, and indicates the extent to which the Company complies with them.

Guideline	Adherence	Discussion
1. The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	Yes	The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with:
• the Canada Business Corporations Act
• the Company’s Articles of Continuation and By-laws
• the Company’s Code of Ethics
• the charters of the Board committees
• other applicable laws and Company policies.
The Board or designated Board Committees approve all significant decisions that affect the Company and its subsidiaries before they are implemented. The Board or a designated committee supervises the implementation of such decisions and reviews the results.
(a) adoption of a strategic planning process;	Yes	The Board is involved in the Company’s strategic planning process. The Board is responsible for reviewing and approving strategic initiatives, taking into account the risks and opportunities of the business. Management updates the Board on the Company’s performance in relation to strategic initiatives at least quarterly. During fiscal 2003, there were four pre-scheduled meetings and four teleconference meetings of the Board. The frequency of meetings and the nature of agenda items change depending upon the state of the Company’s affairs.

Guideline	Adherence	Discussion
(b) the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	Yes	The Board is responsible for overseeing the identification of the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company include those related to the Company’s industry, the environment, and foreign currencies. The Board meets regularly to review reports from management of the Company and discuss significant risk areas with management and the external auditors. The Board ensures that the Company adopts appropriate risk management policies.
(c) succession planning, including appointing, training and monitoring senior management;	Yes	The Board, through the Nomination Committee, is responsible for identifying and recommending the CEO to the Board, assisting the CEO to select senior management and for monitoring their performance. The Board also ensures that processes are in place to recruit qualified senior managers, and to train, develop and retain them. The Board encourages senior management to participate in professional and personal development activities, courses and programs. The Board supports management’s commitment to training and developing all employees. The Company has no formal succession plan.
(d) a communications policy for the corporation; and	Yes	The Board approves all the Company’s major communications, including annual and quarterly reports and material financial press releases. The Company communicates with its stakeholders through a number of channels including its web site. The Board oversees the Company’s communication policy, which requires, among other things, the accurate and timely communication of all material information as required by applicable law. Shareholders can provide feedback to the Company in a number of ways, including via e-mail or calling a toll-free telephone number. The Company intends in 2004 to implement procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or reports of wrongdoing or violations of the Company’s Code of Ethics.
(e) the integrity of the corporation’s internal control and management information systems.	Yes	The Board, through the Audit Committee, oversees the effectiveness and integrity of the Company’s internal control processes and management information systems. The Audit Committee meets at least once quarterly with the auditors of the Company.

Guideline	Adherence	Discussion
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.	Yes	Directors during 2003:
Mark C. Rogers – unrelated;
Robert W. Rieder – related director – he is an executive officer of the Company (President and CEO)
Alan M. Ezrin – related director – he is an executive officer of the Company (Chief Scientific Officer);
Kenneth Galbraith – unrelated;
Arther (Tim) Garson, Jr. – unrelated;
Fred H. Mermelstein – unrelated;
Kim Sun Oh – unrelated; and
Ralph Snyderman – unrelated.
3. The application of the definition of “unrelated director’’ to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.	Yes	The Board is responsible for determining whether or not each director is an unrelated director. To do this, the Board analyzes all material relationships of the directors with the Company and its subsidiaries.

The Board considers Messrs. Rogers, Garson, Mermelstein, Oh, Snyderman and Galbraith to be unrelated. Messrs. Rieder and Ezrin are related by virtue of their employment with the Company as President and Chief Executive Officer and Chief Scientific Officer, respectively. The Board has made its determinations on the basis of applicable rules and the evaluation of responses given by each director to questions posed with respect to his relationship with the Company and general independence requirements.

None of Messrs. Rogers, Garson, Mermelstein, Oh, Snyderman and Galbraith work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive, directly or indirectly, any fees or compensation from the Company other than as directors, or have any other material relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). All directors, except one director, attended at least three of the four pre-scheduled Board meetings held during 2003.
4. The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	Yes	The Nomination Committee is responsible for the appointment and assessment of the Chairman and individual directors. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, a belief in the Company’s mission and strategic objectives, and a willingness to serve. The Corporate Governance Committee is responsible for establishing systems to evaluate the performance of the Board and its committees and for their assessment.

Guideline	Adherence	Discussion
5. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	Yes	As noted above, the Corporate Governance Committee is responsible for the assessment of the Board and its committees and the contribution of individual directors.
6. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	Yes	All new directors receive a record of historical public information about the Company, as well as the charters of the Board committees, and other relevant corporate and business information. Senior management makes regular presentations to the Board on the main areas of the Company’s business and updates the Board quarterly on the Company’s financial and operating performance. Directors are also able to take relevant professional development courses at the Company’s expense.
7. Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	Yes	The Board reviews its composition and size on a regular basis. In 2003, the Board determined that it should be comprised of between six and eight members to facilitate effective decision making. Messrs. Garson and Oh advised the Board that they had decided not to stand for re-election on May 25, 2004. The Board feels that the six persons proposed for nomination are qualified to carry out Board duties while presenting a diversity of views and experience. If the Board determines that it is in the best interests of the Company to do so, it may appoint, in accordance with the Company’s constating documents, up to that number of directors equal to one-third of the directors elected at the last annual general meeting of the Company.
8. The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	The Compensation Committee reviews directors’ compensation on an annual basis. In 2003 the Committee engaged outside advisors to assist with their review. To make its recommendation on directors’ compensation, the Committee takes into account the types of compensation and the amounts paid to directors of other publicly traded companies. See “Executive Compensation” for information about the compensation received by the directors in 2003 and to be received by directors in 2004.

Guideline	Adherence	Discussion
9. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.	Yes

The Board has appointed four committees:
• the Audit Committee
• the Compensation Committee
• the Nomination Committee
• the Corporate Governance Committee
All of the members of these committees are unrelated directors.

The following is a brief description of each committee:

Audit Committee
This Committee has three members:
Chair: Mr. Oh
Members: Messrs. Oh, Mermelstein and Galbraith.
Dr. Snyderman will be appointed as a member of the Audit
Committee to replace Mr. Oh.
This Committee met four times in 2003, and no member missed more than one meeting.

Compensation Committee
This Committee has three members:
Chair: Dr. Rogers
Members: Drs. Rogers, Mermelstein and Snyderman.
This Committee met three times in 2003, and all members attended each of the meetings.

Nomination Committee
This Committee has three members:
Chair: Dr. Rogers
Members: Drs. Rogers, Mermelstein and Snyderman.
This Committee met once in 2003, and all members attended the meeting.

Corporate Governance Committee
This Committee has three members:
Chair: Mr. Galbraith
Members: Messrs. Galbraith, Garson and Oh. Drs. Rogers and Snyderman will be appointed as members of the Corporate Governance Committee to replace Messrs. Garson and Oh. This Committee met twice in 2003, and all members attended each of the meetings.

10. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.	Yes	The Corporate Governance Committee is responsible for reviewing the governance principles of the Company, recommending any changes to these principles, developing policies and monitoring their disclosure. The Corporate Governance Committee monitors best practices among major Canadian and U.S. companies to ensure the Company continues to carry out high standards of corporate governance.

Guideline	Adherence	Discussion
11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	Yes	The entire Board is responsible for the overall governance of the Company. Any responsibility that is not delegated to senior management or a Board committee remains with the entire Board. The charters of the Committees of the Board of Directors are considered to be position descriptions for the directors. The CEO has overall responsibility for all Company operations.

The Board reviews and approves the corporate objectives that the CEO is responsible for meeting. The Board is mandated to represent the shareholders to select the right CEO, assess and approve strategic direction of the Company, ensure appropriate processes of risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports.

The Board has clearly defined the limits to management’s authority. The Board expects management to:
• review the Company’s strategies and their implementation in all key areas of the Company’s activities
• carry out a comprehensive planning process and monitor the Company’s financial performance against the plan
• identify opportunities and risks affecting the Company’s business and develop and implement appropriate mitigation strategies.
12. Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities, or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.	Yes

Dr. Rogers has been appointed Chairman by the Board.
Dr. Rogers is not a member of management of the Company and is responsible, among other things, for coordinating the activities of the unrelated directors and administering the Board’s relationship with management and the CEO. Dr. Rogers’ role is to ensure greater independence of the Board from management.

Guideline	Adherence	Discussion
13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	Yes	All of the members of the Audit Committee are considered outside directors and unrelated. All of the members of the Committee are financially literate. Mr. Oh qualified as a Chartered Accountant in the United Kingdom in 1973 and is currently a member of the Malaysian Institute of Certified Public Accountants. Mr. Galbraith is a Canadian Chartered Accountant. On or after May 25, 2004, the Board intends to appoint Dr. Snyderman as a member of the Audit Committee to replace Mr. Oh and he is considered to be unrelated. The Committee’s responsibilities are set out in its charter. The Company’s external auditors are retained directly by the Committee and have a direct line of communication with the Committee. The external auditors meet with the Committee on a quarterly basis and have independent discussion with the Committee without management present at these meetings. The Committee pre-approves all audit and non-audit services provided by the external auditor. Management reports to the Committee on the adequacy and effectiveness of the Company’s disclosure controls and systems of internal control.
14. The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	Directors may hire outside advisers at the Company’s expense, subject to the approval of the Board or on recommendation of the Corporate Governance Committee.

     PART IV - COMPENSATION

Director Compensation

               During the most recently completed fiscal year, non-management directors received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts as follows:

Name of Director	Directors' Fees ($)	All Other Compensation ($)
Michael J.A. Walker(1)	12,147	Nil
Kim Sun Oh	18,674	Nil
Elizabeth L. Rogers(2)	14,626	Nil
Fred H. Mermelstein	29,286	Nil
Ralph Snyderman	14,181	Nil
Arthur (Tim) Garson, Jr.	4,355	Nil
Kenneth H. Galbraith	5,218	Nil

_______________________
NOTES:

(1)	Resigned as director on July 15, 2003.

(2)	Resigned as director and appointed as Corporate Secretary on May 12, 2003.

               Effective March 11, 2002, non-management directors of the Company received the following compensation in 2003: U.S. $750 per year per Board teleconference meeting; U.S. $2,500 per Board meeting attended in person; and an annual grant of incentive stock options to acquire 12,500 Common Shares of the Company with an exercise price equal to the market price on the grant date. Management directors do not receive separate compensation for their participation in Board or committee meetings or for their services as directors of the Company, other than grants of incentive stock options. The Company pays all reasonable expenses associated with directors' attendance at, and participation in, Board and committee meetings, and other Company business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director.

               Dr. Mark C. Rogers was appointed as the Chairman of the Company on March 11, 2002. Effective May 1, 2002, Dr. Rogers is paid an annual fee of US$100,000 for providing his advice on corporate and strategic matters and for overseeing all meetings of the Board of the Company. Dr. Rogers' agreement has an initial term of three years. The initial term will be automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days’ written notice before the end of the applicable term. During the thirteen month period ended December 31, 2003, total fees paid to Dr. Rogers were $152,444.

Executive Compensation

               The following table provides a summary of the compensation earned during the thirteen month period ended December 31, 2003 and the fiscal years ended November 30, 2002 and 2001 by the Chief Executive Officer and the Company's four most highly compensated executive officers other than the Chief Executive Officer (such five officers are hereafter collectively called the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Fiscal Period(1)	Annual Compensation			Long-Term Compensation Awards			All Other Compensation ($)
		Salary ($)	Bonus(2) ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)
Robert W. Rieder President and Chief Executive Officer	Dec. 31, 2003 Nov. 30, 2002 Nov. 30, 2001	473,052 394,939 241,250	87,750(3) 231,050 Nil	Nil Nil Nil	150,000 607,500 7,500	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Douglas G. Janzen Chief Financial Officer	Dec. 31, 2003 Nov. 30, 2002 Nov. 30, 2001	260,929(4) Nil Nil	105,000(3) Nil Nil	Nil Nil Nil	550,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	17,343(5) Nil Nil
Alan M. Ezrin Chief Scientific Officer	Dec. 31, 2003 Nov. 30, 2002 Nov. 30, 2001	384,829 362,946 258,836	66,750(3) 232,050 Nil	61,169(6) 71,866(6) 42,802(6)	Nil 607,500 195,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 60,000(5)
Alan F. Moore Executive Vice-President, Clinical Development & Regulatory Affairs	Dec. 31, 2003 Nov. 30, 2002 Nov. 30, 2001	398,056 194,222 Nil	105,875(3) 39,125 Nil	Nil Nil Nil	100,000 400,000 Nil	Nil Nil Nil	Nil Nil Nil	51,208(5) 21,785(5) Nil
Gregory N. Beatch Vice-President, External Scientific Affairs	Dec. 31, 2003 Nov. 30, 2002 Nov. 30, 2001	162,083 140,000 140,000	59,500(3) 25,497(7) Nil	Nil Nil Nil	80,000 40,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

_______________________
NOTES:

(1)	On December 31, 2003, the Company changed its fiscal year end from November 30 to December 31.

(2)	All bonuses were earned by the Named Executive Officers in the financial year noted but were paid subsequent to the end of the financial year.

(3)	This sum includes unpaid estimated discretionary bonus for milestones achieved in fiscal 2003.

(4)
Douglas G. Janzen was hired by the Company in January 2003 at a base salary of $250,000 per year. His salary was increased to $300,000 per year in September 2003. During the period of January 6, 2003 to December 31, 2003, total salary paid to Mr. Janzen was $260,929.

(5)	This sum represents relocation expenses paid.

(6)	This sum represents tax allowances paid as per his employment agreement at a rate of US$43,000 per year.

(7)	This sum represents a discretionary bonus payment, exceeding the contractual bonus payment in the employment contract between Dr. Greg Beatch and the Company.

Management Contracts of Named Executive Officers

               The Company has entered into employment agreements with each of the Named Executive Officers.

               Robert W. Rieder

               Under the employment agreement with Robert W. Rieder dated March 8, 2002, which superseded the employment agreement dated March 19, 1998, as amended on March 20, 2001, Mr. Rieder acts as President and Chief Executive Officer of the Company in consideration for an annual salary of US$300,000 payable in equal semi-monthly installments. This salary is reviewed annually by the Board, and may be increased at its discretion each year, provided that it shall be increased by at least the percentage increase in the cost of living in the Vancouver area over the previous fiscal year. Mr. Rieder is eligible for a discretionary cash bonus, if certain milestones agreed to between the Board and Mr. Rieder are met. He also received a grant of options to purchase 600,000 Common Shares at $3.32 per share for a period of seven years, of which 400,000 vested at the time of grant and the remaining 200,000 will vest over the two years following the first anniversary of the date of grant upon the achievement of milestones agreed to between the Compensation Committee and Mr. Rieder. He is entitled to five weeks of paid vacation each year.

               Mr. Rieder's employment agreement has an initial term of three years. The initial term will be automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days’ written notice before the end of the applicable term. If Mr. Rieder's employment is terminated without cause or there is a change of control of the Company, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of 18 months' salary. In addition, upon termination of employment without cause or a change of control, all outstanding incentive stock options held by Mr. Rieder will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.

               Alan M. Ezrin

               Under the employment agreement with Alan M. Ezrin dated March 8, 2002, which superseded the employment agreement with Dr. Ezrin effective January 15, 2001, Dr. Ezrin acts as the Chief Scientific Officer of the Company in consideration for an annual salary of US$250,000, payable in equal semi-monthly installments. This salary is reviewed annually by the Board, and may be increased at its discretion each year, provided that it shall be increased by at least the percentage increase in the cost of living in the Vancouver area over the previous fiscal year. Dr. Ezrin is eligible for a discretionary cash bonus if certain milestones agreed to between the Board and Dr. Ezrin are met. Dr. Ezrin also received a grant of options to purchase 600,000 Common Shares at $3.32 per share for a period of seven years, of which 400,000 vested at the time of grant and the remaining 200,000 will vest over the two years following the first anniversary of the date of grant upon the achievement of milestones agreed to between the Compensation Committee and Dr. Ezrin. He is entitled to five weeks of paid vacation and receives a tax allowance of US$43,000 each year.

               Dr. Ezrin's employment agreement has an initial term of three years. The initial term will be automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days' written notice before the end of the applicable term. If Dr. Ezrin's employment is terminated without cause or there is a change of control of the Company, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of 18 months' salary. In addition, upon termination of employment without cause or a change of control, all outstanding incentive stock options held by Dr. Ezrin will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.

               Douglas G. Janzen

               Under the employment agreement with Douglas G. Janzen dated January 6, 2003, Mr. Janzen acts as the Chief Financial Officer of the Company in consideration for an annual salary of $250,000, payable in equal semi-monthly installments. This salary is reviewed annually by the Company. Mr. Janzen is eligible for a discretionary annual cash bonus, if certain milestones agreed to between the Company and Mr. Janzen are met. He also received a grant of 400,000 incentive stock options of which 80,000 vested upon grant and the remaining 320,000 will vest over four years, at a rate of 80,000 per year on the anniversary date of the date of grant. He is entitled to five weeks of paid vacation each year.

               Mr. Janzen's employment agreement has an indefinite term and may be terminated by Mr. Janzen upon at least 60 days' written notice and he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Mr. Janzen's employment is terminated by the Company without cause or there is a change of control of the Company, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months' salary. In addition, upon termination of employment without cause or a change of control, 50% to 100% of the outstanding incentive stock options held by Mr. Janzen will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.

               Alan F. Moore

               Under the employment agreement with Alan F. Moore effective May 13, 2002, Dr. Moore acts as the Executive Vice President, Clinical Development & Regulatory Affairs of the Company in consideration for an annual salary of US$225,000, payable in equal semi-monthly instalments. This salary is reviewed annually by the Company. Dr. Moore is eligible for an annual cash bonus of up to 30% of his annual salary, if certain milestones agreed to between the Company and Dr. Moore are met. He also received a grant of 400,000 incentive stock options of which 80,000 vested upon grant and the remaining 320,000 will vest over four years, at a rate of 80,000 per year on the anniversary date of the date of grant. He is entitled to five weeks of paid vacation each year.

               Dr. Moore's employment agreement has an initial term of three years. The initial term will be automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days' written notice before the end of the applicable term. If Dr. Moore’s employment is terminated without cause, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months' salary. In addition, the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination.

               Gregory N. Beatch

               Under the employment agreement with Gregory N. Beatch dated July 16, 2001, Dr. Beatch acts as the Vice President, External Scientific Affairs of the Company in consideration for an annual salary of $140,000, payable in equal semi-monthly instalments. Dr. Beatch is eligible for an annual bonus payment of up to $10,000 if certain objectives set by the Company are met. He is also eligible for grants of incentive stock options as determined by the Board. He is entitled to three weeks of paid vacation each year.

               Dr. Beatch's employment agreement has an indefinite term and may be terminated by either party upon 30 days' written notice and he will be entitled to receive any salary owed up to the date of termination. If the Company terminates his employment without cause or following a change of control of the Company, Dr. Beatch is entitled to receive a severance payment equal to 12 months’ or 18 months' salary respectively. In addition, upon a change of control of the Company, all outstanding incentive stock options held by Dr. Beatch will immediately vest and the expiry date of all outstanding incentive stock options held by Dr. Beatch will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant. He will also be entitled to receive coverage of medical and life insurance benefits for up to 18 months.

               The Named Executive Officers participate in all employee benefits maintained by the Company, including any group disability plan, insurance plan, medical and dental plans, and are entitled to reimbursement of all reasonable out-of-pocket Company-related expenses.

Stock Options Granted in the 2003 Financial Year

               During the thirteen month period ended December 31, 2003, the following incentive stock options were granted to the Named Executive Officers.

				Market Value of
		% of Total Options		Securities Underlying
	Securities Under	Granted to Employees		Options on the Date of
Name	Options Granted	in 2003 Financial Year	Exercise Price	Grant(1)	Expiration Date

Robert W. Rieder	150,000	9.09%	$5.96	$2.79	March 17, 2006
Douglas G. Janzen	400,000	24.23%	$3.32	$2.97	January 5, 2009
	150,000	9.09%	$5.05	$5.20	August 14, 2009
Alan M. Ezrin	Nil	N/A	N/A	N/A	N/A
Alan F. Moore	100,000	6.06%	$5.05	$5.20	August 14, 2009
Gregory N. Beatch	80,000	4.85%	$5.05	$5.20	August 14, 2009

_______________________
NOTES:

(1)	Calculated as the closing price of the Common Shares of the Company on the TSX on the date of grant.

Aggregate Option Exercises During 2003 Financial Year and Option Value at the End of December 31, 2003

The following table sets forth details of all exercises of incentive stock options during the thirteen month period ended December 31, 2003 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

Value of Unexercised
			Unexercised Options at	In-The-Money Options at
			December 31, 2003	December 31, 2003
	Securities Acquired on		(Exercisable /	(Exercisable /
Name	Exercise	Aggregate Value Realized	Unexercisable)	Unexercisable)(1)

Robert W. Rieder	N/A	N/A	678,750/200,000	Nil/Nil(2)
Douglas G. Janzen	N/A	N/A	80,000/470,000	Nil/Nil(2)
Alan M. Ezrin	N/A	N/A	602,500/200,000	Nil/Nil(2)
Alan F. Moore	N/A	N/A	160,000/340,000	Nil/Nil(2)
Gregory N. Beatch	N/A	N/A	50,000/100,000	Nil/Nil(2)

_______________________
NOTES:

(1)	The closing price of the Common Shares of the Company on the Toronto Stock Exchange on December 31, 2003 was $4.62.

(2)	The exercise or base price of these options exceeded the market value of the Common Shares of the Company at fiscal year-end and hence these options were not in the money.

Pension Plans

               The Company does not provide retirement benefits for directors or officers.

2001 Incentive Stock Option Plan

               The nature of the 2001 Incentive Stock Option Plan and the Common Shares that may be issuable thereunder have been subject to the standards and the written approval of the Exchange.

               The 2001 Incentive Stock Option Plan provides for the issuance of non-transferable options to purchase Common Shares to directors officers, employees, dependent contractors and consultants of the Company or any of its subsidiaries (the “Eligible Persons”) of which 4,473,584 options are outstanding as of April 19, 2004. An Eligible Person may be a citizen or resident of the United States and if so, the terms of such plan provide in certain circumstances for restrictions on the grant if the options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if so designated by the Company.

               Prior to the ISOP Amendments, the 2001 Incentive Stock Option Plan specifies that the maximum number of Common Shares which may be reserved for issuance under the plan is 5,500,000. The Company is proposing to amend the 2001 Incentive Stock Option Plan to, among other things, increase the maximum number of Common Shares which may be reserved for issuance under the plan. See “Particulars of Matters to be Acted Upon at the Meeting – Amendment of 2001 Incentive Stock Option Plan”.

               Under the 2001 Incentive Stock Option Plan, the maximum number of shares issuable to any one Eligible Person cannot exceed 5% of the total number of issued and outstanding shares of the Company on a non-diluted basis, excluding Common Shares issued pursuant to share compensation arrangements over the preceding year.

               In addition, the maximum number of shares which (i) may be reserved for issue pursuant to options granted to insiders of the Company cannot exceed 10% of the total number of issued and outstanding Common Shares of the Company on a non-diluted basis, (ii) may be issued pursuant to options granted to insiders of the Company within a one year period cannot exceed 10% of the total number of issued and outstanding Common Shares of the Company on a non-diluted basis, and (iii) may be issued pursuant to options to any one insider of the Company within a one year period cannot exceed 5% of the total number of issued and outstanding Common Shares of the Company on a non-diluted basis.

               Under the 2001 Incentive Stock Option Plan, the purchase price of Common Shares under each option is fixed by the Board of Directors and will not be less than the closing price of the Exchange for the last day Common Shares were traded prior to the date the option was granted. As such, each option is granted at the market price of the underlying Common Shares.

               Under the 2001 Incentive Stock Option Plan, each option will expire on the earlier of (i) the expiration date as determined by the Board of Directors, which date will not be more than ten years from the date it is granted, (ii) the date that is 30 days after the Eligible Person ceases to be an Eligible Person for any reason other than death; and (iii) the date that is twelve months after the date of the Eligible Person’s death (only to as to those options that were exercisable on the date of death). Any Common Shares subject to an option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the 2001 Incentive Stock Option Plan.

               As described under “Particulars of Matters to be Acted Upon at the Meeting – Amendment of 2001 Incentive Stock Option Plan”, the Company is proposing to amend the 2001 Incentive Stock Option Plan to permit Participants that are subject to trading blackouts a total of 30 days, excluding any period within any trading blackout, to exercise options following a Participant ceasing to be an Eligible Person for any reason other than death.

               The options granted under the 2001 Incentive Stock Option Plan may vest over time as determined by the Board of Directors of the Company. If a change of control of the Company occurs, the vesting provisions may, in certain circumstances, be deemed to have been satisfied and the options deemed to have been vested.

               The number of options granted under the 2001 Incentive Stock Option Plan, may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior Exchange approval.

               Under the 2001 Incentive Stock Option Plan, the Board of Directors may amend, suspend, or terminate such plan in accordance with applicable legislation, and subject to Exchange and shareholder approval.

Directors and Senior Executives Liability Insurance and Indemnity Agreements

               The Company maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of $5,000,000 annual protection against liability (less a deductible of up to $250,000 payable by the Company depending on the nature of the claim). The annual premium paid by the Company for this insurance is $110,000. The Company also has entered into indemnity agreements with directors and senior officers of the Company to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporation Act.

Composition of the Compensation Committee

               The Compensation Committee of the Company consists of Drs. Rogers, Snyderman and Mermelstein.

Report on Executive Compensation

               The Company's policy with respect to the compensation of the Chief Executive Officer and the other Named Executive Officers and other officers of the Company is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company's business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Company's goals; and (3) ensure that the interests of management and the Company's shareholders are aligned.

               The total compensation paid to each of the Chief Executive Officer and the other Named Executive Officers of the Company consists primarily of base salary and a bonus based on the executive’s overall experience, responsibility and the achievement of corporate and personal objectives determined by the Board of Directors. The Named Executive Officers also receive annual option grants in accordance with the Company's stock option plan. The imputed value of options granted is considered in the determination of total compensation, as is the value of benefits and any other perquisites received by a particular individual. The Company does not have a predetermined relative emphasis for each of the various components of compensation. See “Management Contracts of Named Executive Officers”.

               Base salary levels for the Named Executive Officers have been determined primarily on the basis of (i) the Compensation Committee's review of the Chief Executive Officer's assessment of each Named Executive Officer's performance during the prior year; (ii) the Compensation Committee's understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to that of the Named Executive Officers of the Company; and (iii) the terms of the Named Executive Officer's employment agreement with the Company. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee.

               The Chief Executive Officer's base salary has been determined after considering the salary levels of other executives with similar responsibilities and experience and after general discussions with outside advisors. The Chief Executive Officer's base salary was compared to salary levels of comparable executives at a variety of companies, with particular emphasis on biotechnology companies. The Compensation Committee recommends such compensation to the Board for approval. The President and Chief Executive Officer of the Company is Mr. Robert W. Rieder.

               Awards of bonuses depend upon whether the Company has met objectives established by the Compensation Committee and approved by the Board of Directors for the year. The amount of such bonuses is not subject to any minimum amount.

Report presented by:

Mark C. Rogers (Chair)
Ralph Snyderman Fred
H. Mermelstein

Indebtedness of Directors, Executive Officers and Senior Officers

               No director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Voting Shares and Principal Holders Thereof

               The Company is currently authorized to issue an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value, issuable in series. As at April 19, 2004, according to the records of Pacific Corporate Trust Company, the registrar and transfer agent of the Company, there are 39,551,197 Common Shares and no preferred shares of the Company issued and outstanding. Holders of Common Shares are entitled to one vote for each Common share held.

               Only the holders of Common Shares of record on April 22, 2004 are entitled to vote at the Meeting. At the Meeting, on a show of hands, every shareholder present in person and entitled to vote shall have one vote, and on a poll, every shareholder present in person or represented by proxy and entitled to vote shall have one vote for each Common Share he or she holds.

               In order to have a quorum for the Meeting, there must be in attendance shareholders present in person or represented by proxy, holding not less than 20% of the shares of the Company entitled to be voted at the Meeting (see “Particulars of Matters to be Acted Upon at the Meeting –confirmation of Amendment No. 1 to By-Law No. 1”).

               To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all shares of the Company.

PART V - OTHER INFORMATION

Performance Graph

               The following graph compares the percentage change in the value of $100 invested in Common Shares of the Company with $100 invested in the S&P/TSX Composite Index from November 30, 1999 to December 31, 2003 (the Company's most recent financial year end).

	Nov. 30, 1999	Nov. 30, 2000	Nov. 30, 2001	Nov. 30, 2002	Dec. 31, 2003(1)
Cardiome Pharma Corp. (COM)(2)	100	200	129.41	112.75	209.80
S&P/TSX Composite Index	100	117.24	98.70	87.34	109.27

_______________________
NOTES:

(1)            On December 31, 2003, the Company changed its fiscal year end from November 30 to December 31.

(2)            These figures are based on the closing price of the Common Shares on the TSX Venture Exchange for 1999 and on the TSX for 2000, 2001, 2002 and 2003.

Availability of Information

               The Company will provide to any person or company, upon request to the Assistant Corporate Secretary of the Company, a copy of the Company's current Annual Information Form together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference, the Company's consolidated comparative financial statements for its most recently completed financial year together with the accompanying report of the auditor, any interim financial statements of the Company subsequent to the financial statements of the Company's most recently completed financial year that have been filed and the Company's information circular in respect of its most recent annual meeting of shareholders. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information.

Shareholders Proposals

               Shareholder proposals to be considered at the 2005 Annual Meeting of shareholders of the Company must be received at the principal office of the Company no later than February 5, 2005 to be included in the information circular and form of proxy for such Annual Meeting.

Approval of Circular

               The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

               Dated at Vancouver, British Columbia, this 27th day of April 2004.

By Order of the Board of Directors

Robert W. Rieder
President and Chief Executive Officer

SCHEDULE A to the

     Information Circular of Cardiome Pharma Corp. dated April 27, 2004.

Confirming the Adoption of Amendment No. 1 to By-Law No. 1 of the Company

TEXT OF AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF CARDIOME PHARMA CORP. CONFIRMING THE ADOPTION OF AMENDMENT NO. 1 TO BY-LAW NO. 1 OF THE COMPANY.

BE IT RESOLVED THAT:

1.	Amendment No. 1 to By-law No. 1 of the Company, as set forth below, as passed by the Board of Directors of the Company on April 19, 2004 is hereby confirmed.

2.	By-Law No. 1 is amended by deleting Sections 9.32 and 9.33 of Article 9 and inserting the following in their place:

“9.32
Quorum.             Save as herein otherwise provided, a quorum for the transaction of business at any meeting of shareholders of the Corporation shall be shareholders present in person or represented by proxy, holding not less than 20% of the shares of the Corporation entitled to be voted at such meeting. If there is only one shareholder the quorum is one person present and being, or representing by proxy, such shareholder. The directors, the Secretary, or, in his absence, an Assistant Secretary, and the solicitor of the Corporation shall be entitled to attend at any meeting of shareholders but no such person shall be counted in the quorum or be entitled to vote at any meeting of shareholders unless he shall be a shareholder or proxyholder entitled to vote thereat.

9.33
Quorum.             If a quorum is not present within thirty minutes after the time appointed for a meeting of shareholders, the meeting, if convened upon requisition by the shareholders shall be dissolved. In any other case, if a quorum is not present within thirty minutes after the time appointed for a meeting, then the meeting shall be adjourned to such date being not less than seven days later. At such adjourned meeting the holders of shares carrying voting rights of not less than 10% of the shares of the Corporation who are present in person or represented by proxy shall constitute a quorum thereat and may transact the business for which the meeting was originally called notwithstanding that such quorum is not present throughout the meeting.”

SCHEDULE B

to the

Information Circular of Cardiome Pharma Corp. dated April 27, 2004

Amendment to 2001 Incentive Stock Option Plan

TEXT OF AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF CARDIOME PHARMA CORP. RATIFYING AND APPROVING AN AMENDMENT TO THE 2001 INCENTIVE STOCK OPTION PLAN.

BE IT RESOLVED THAT:

1.
The ISOP Amendment set forth in the Amended Stock Option Plan tabled at the Meeting and otherwise described in the Information Circular of the Company dated April 27, 2004, be and is hereby ratified, confirmed and approved.

2.
The Board of Directors of the Company be and is hereby authorized to make such consequential changes, amendments or alterations to the 2001 Incentive Stock Option Plan as may be necessary or desirable, and without further approval of the shareholders of the Company, in order to give effect to the ISOP Amendment or as may be required as a condition of regulatory approval or acceptance thereof.

3.	Notwithstanding passage of this resolution, the directors of the Company may, as they see fit, and in their discretion, resolve not to implement the ISOP Amendment.

SCHEDULE C

to the

Information Circular of Cardiome Pharma Corp. dated April 27, 2004.

Future Financings

TEXT OF AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF CARDIOME PHARMA CORP. APPROVING FUTURE PRIVATE PLACEMENTS ON THE TERMS THEREIN.

BE IT RESOLVED THAT the issuance by the Company in one or more private placements during any particular six-month period within the 12-month period commencing on May 25, 2004 of such number of securities that would result in the Company issuing or making issuable a number of Common Shares aggregating greater than 9,887,799 Common Shares, to a maximum of 19,775,598 Common Shares, subject to the restrictions described in the Information Circular of the Company dated April 27, 2004, is hereby approved.